UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [November], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (     X     )                    No             Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   (            )                     No   (     X     )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated November 30, 2004. Attached is English language version of the notice.

The following table sets forth the summary of determination of provisional disposition for Patent Infringement Lawsuits against TechWing Inc.

1. Litigant	Plaintiff	Mirae Corporation

	Defendant	TechWing Inc

2. Receipt date of court decision documents	November 30, 2004

3. Summary of decision	Defendant is prohibited from all economic actions including manufacture, sell, use, assign, lease or any advertisement, display for assignment or lease on the lawsuit related test handler

4. Reason of decision	The District Court in Suwon authorized a claim for patent infringement

5. Next action plan

- Refer to court decision document, make a provisional disposition accordingly and claim payment from defendant for a damage on the lawsuit related test handlers that is registered a patent right.

- Demand for prohibition to use memory semiconductor manufacturer with defendant’s test handler and propose to make a provisional disposition of using

- Demand for prohibition to manufacture other memory test handler manufacturer with patent infringement related test handlers technology.

- Plaintiff will have take some additional legal action if have an objection or a complaint from defendant

6. Others	- Technology summary of patent related this lawsuit : Picker ass’y is core technology of memory test handler and accounted for over 30% of equipment in terms of key function and price.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

By	MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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